UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 1)

	           Under the Securities Exchange Act of 1934


                          Putnam Managed High Yield Trust
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                                (Name of Issuer)


                                   Common Stock
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                         (Title of Class of Securities)


                                    746819101
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                                 (CUSIP Number)

				  James C. Roumell
			    Roumell Asset Management, LLC
		        3 Bethesda Metro Center, Suite 700
			       Bethesda, MD 20814
			    Phone:  (301) 961-1570
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	     (Name, Address and Telephone Number of Person Authorized
		    to Receive Notices and Communications)

                                March 8, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
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

Schedule 13D Amendment No. 1           				          Page 2
----------------------------- 					   -------------

				CUSIP NO.: 746819101


1.       NAMES OF REPORTING PERSONS

	   Roumell Asset Management, LLC

	   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	   52-2145132

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS    OO
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5.	   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	   2(d) OR 2(e)						[ ]
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6. 	   CITIZENSHIP OR PLACE OF ORGANIZATION

	   Maryland
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                     7.   SOLE VOTING POWER
NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  1,350,758
EACH                ------------------------------------------------------------
REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON                    1,350,758
WITH                ------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,350,758 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                               [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         18.1%
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14.      TYPE OF REPORTING PERSON
         IA
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(1)	The 1,350,758 shares are deemed to be owned beneficially by Roumell
Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management, LLC has no economic interest in these shares and thus disclaims beneficial ownership thereof.

Schedule 13D Amendment No. 1           				          Page 3
-----------------------------					   -------------

				CUSIP NO.: 746819101


1.       NAMES OF REPORTING PERSONS

	   James C. Roumell and Deborah Billet-Roumell

	   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS    PF
--------------------------------------------------------------------------------
5.	 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	 ITEMS
	 2(d) OR 2(e)				[ ]
--------------------------------------------------------------------------------
6. 	 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  3,400
EACH                ------------------------------------------------------------
REPORTING            9.   SOLE DISPOSITIVE POWER
PERSON                    0
WITH                ------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                          3,400
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,400
--------------------------------------------------------------------------------
12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                               [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         *%
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14.      TYPE OF REPORTING PERSON
         IN
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*  Less than 1%.

Schedule 13D Amendment No. 1                				  Page 4
----------------------------                                        ------------
				CUSIP NO:  746819101

This amendment no. 1 amends Schedule 13D (the "Statement"), dated
February 13, 2006. Except as set forth below, the information contained in the Statement remains unchanged. To the extent that any information is provided herein with respect to Putnam Managed High Yield Trust (the "Issuer"), such information is provided based upon information that the Issuer has made publicly available.

Items 3, 5, and 7 of the Statement are hereby amended to read in full as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients' benefit and in the clients' names (or in street names), 1,350,758 shares of common stock. The aggregate purchase price was $10,603,042, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. and Mrs. Roumell purchased 3,400 shares of common stock, as joint tenants with right to survivorship, for a purchase price of $27,936.96, inclusive of brokerage commissions. The source of funding for this purchase was individual funds.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

		(a)	As determined by Rule 13d-3 of the Securities
Exchange Act of 1934, Roumell Asset Management may be said to have beneficial ownership of an aggregate of 1,350,758 shares of the Issuer's common stock, representing 18.1% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report filed January 27, 2006). Mr. and Mrs. Roumell have beneficial ownership of 3,400 shares of the Issuer's common stock, representing less than 1% of its outstanding shares (based upon the information contained in the Issuer's semi-annual report filed January 27, 2006).

		(b)	Roumell Asset Management

			(i) 	 SOLE POWER TO VOTE OR DIRECT THE VOTE:
                 			0
         		(ii)	 SHARED POWER TO VOTE OR DIRECT THE VOTE:
                  	                1,350,758 shares of common stock
			(iii)	 SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                    		        1,350,758 shares of common stock
			(iv)	 SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                         	        0

The 1,350,758 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

		(b)	James C. Roumell and Deborah Billet-Roumell
			As Joint Tenants With Right of Survivorship

			(i) 	 SOLE POWER TO VOTE OR DIRECT THE VOTE:
                 			0
         		(ii)	 SHARED POWER TO VOTE OR DIRECT THE VOTE:
                  		        3,400 shares of common stock
			(iii)	 SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                    		        0
			(iv)	 SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:
                         	        3,400

	(c)	During the 60 period ending March 13, 2006,
Roumell Asset Management conducted the following transactions in the Issuer's common stock. Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices include brokerage commissions paid.

Buy/Sell	Date		No. of Shares	Purchase Price
---------	----------	-------------	--------------
BUY		01/30/06	18,700		$8.0070
BUY		01/31/06	8,100		$8.0470
BUY		02/01/06	500		$8.0500
BUY		02/03/06	493,200		$7.9403-$8.0115
BUY		02/06/06	15,850		$8.04-$8.0499
BUY		02/07/06	7,600		$8.1000
BUY		02/08/06	5,500		$8.1000
BUY		02/09/06	9,700		$8.0992-$8.10
BUY		02/24/06	23,500		$8.0961
BUY		02/27/06	10,050		$8.1500
BUY		02/28/06	3,100		$8.1500
BUY		03/01/06	3,700		$8.1500
BUY		03/02/06	1,500		$8.1500
BUY		03/03/06	14,600		$8.13-$8.17
BUY		03/06/06	6,350		$8.1500
BUY		03/07/06	10,500		$8.1119
BUY		03/08/06	17,000		$8.0510
BUY		03/09/06	15,950		$8.03-$8.0408
BUY		03/10/06	12,000		$8.1475
BUY		03/13/06	46,000		$7.96-$8.15


Mr. and Mrs. Roumell did not have any transactions in the Issuer's common stock during the 60 period ending March 13, 2006.

		(d)	Roumell Asset Management's advisory clients have the
right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,350,758 shares of the Issuer's common stock. Mr. and Mrs. Roumell have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 3,400 shares of the Issuer's common stock.

		(e)	Not Applicable.

Schedule 13D Amendment No. 1           					   Page 5
----------------------------  					   --------------

			      CUSIP NO.:  746819101


Item 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1	Form of Roumell Asset Management, LLC Investment
	        Advisory Agreement (incorporated by reference from the original Schedule 13D filed February 13, 2006).

Exhibit 2 Joint Filing Agreement by and among Roumell Asset Management, LLC, James C. Roumell and Deborah Billet-Roumell.

Schedule 13D Amendment No. 1           					   Page 6
----------------------------   					   --------------



                              SIGNATURE

After reasonable inquiry and to the best of his/hers/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/her/it is true, complete and correct.

Dated: March 14, 2006


                            Roumell Asset Management, LLC


                            By: /s/ James C. Roumell
				   ------------------------
                                Name: James C. Roumell
                                Title: President



			    James C. Roumell and Deborah
			    Billet-Roumell,Joint Tenants With
			    Right of Survivorship



                            By: /s/ James C. Roumell
                            ------------------------------------
                            James C. Roumell

Exhibit 2

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 14, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Putnam Managed High Yield Trust, and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned.

                                         ROUMELL ASSET MANAGEMENT, LLC


                                         By: /s/ James C. Roumell
                                         ------------------------------------
                                         James C. Roumell
                                         President

                                         JAMES C. ROUMELL AND DEBORAH
					 BILLET-ROUMELL, JOINT
					 TENANTS WITH RIGHT OF
					 SURVIVORSHIP

                                         By: /s/ James C. Roumell
                                         ------------------------------------
                                         James C. Roumell